Exhibit 99.2

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2023 AND JUNE 30, 2023

	December 31,	June 30,
	2023	2023
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	23,446,400	27,576,622
Accounts receivable, net	12,066,850	10,313,371
Prepayments, other receivables and other current assets	1,210,202	1,001,694
Inventory	5,149,846	5,559,282
Total current assets	41,873,298	44,450,969
Non-current assets:
Property, plant and equipment, net	8,467,698	9,027,615
Right-of-use assets, net	4,845,464	3,076,855
Intangible assets, net	247,186	291,559
Deferred tax assets, net	641,715	397,212
Other non-current assets	4,108,378	1,798,927
Total non-current assets	18,310,441	14,592,168
Total Assets	60,183,739	59,043,137

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Bank borrowings	12,277,157	13,405,816
Lease obligation – current	700,696	157,489
Accounts payable	3,569,459	3,411,605
Other payables and accrued liabilities	2,569,643	2,105,028
Tax payable	-	6,405
Total current liabilities	19,116,955	19,086,343

Non-current liabilities:
Lease obligation – non-current	1,234,271	37,992
Total non-current liabilities	1,234,271	37,992
Total liabilities	20,351,226	19,124,335

COMMITMENTS AND CONTINGENCIES	-	-

SHAREHOLDERS’ EQUITY
Ordinary shares: USD $0.002 par value per share, 125,000,000 authorized; 11,250,000 shares issued and outstanding	22,500	22,500
Additional paid-up capital	34,361,149	34,361,149
Statutory reserves	1,123,921	1,049,119
Accumulated other comprehensive loss	(2,979,383)	(3,785,555)
Retained earnings	7,304,326	8,271,589
Total shareholders’ equity	39,832,513	39,918,802
Total liabilities and shareholders’ equity	60,183,739	59,043,137

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED DECEMBER 31, 2023 AND 2022

	2023	2022

Revenues	23,810,824	26,328,797
Cost of revenues	(17,620,765)	(20,380,029)
Gross Profit	6,190,059	5,948,768

Operating expenses:
Selling and marketing	(2,968,425)	(2,875,050)
General and administrative	(3,652,478)	(2,447,806)
Total operating expenses	(6,620,903)	(5,322,856)

(Loss)/ Income from operations	(430,844)	625,912

Other income/ (loss):
Other income	152,084	808,378
Other expenses	(293,216)	(50,692)
Interest expense	(471,995)	(282,979)
	(613,127)	474,707

(Loss)/ Income before tax expenses	(1,043,971)	1,100,619

Income tax credit/ (expenses)	151,510	(132,995)

Net income (loss)	(892,461)	967,624

Other Comprehensive Income (Loss)
Foreign currency translation adjustment	806,172	(999,480)

Total Comprehensive (Loss) Income	(86,289)	(31,856)

Net (loss) income per share attributable to ordinary shareholders basic and diluted	(0.08)	0.10

Weighted average number of ordinary shares used in computing net income per share basic and diluted*	11,250,000	10,000,000

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN
SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED DECEMBER 31, 2023 AND 2022

	Ordinary				Accumulated
	Share		Additional		other
	No. of		paid-in	Statutory	comprehensive	Retained
	Shares	Amount	capital	Reserve	(loss)	Earnings	Total
		$	$	$	$	$	$
Balance as of July 1, 2022 (audited)	10,000,000	20,000	31,101,897	1,029,144	(708,677)	8,645,675	40,088,039
Appropriations to statutory reserves	-	-	-	77,472	-	(77,472)	-
Foreign currency translation adjustment	-	-	-	-	(999,480)	-	(999,480)
Net income	-	-	-	-	-	967,624	967,624
Balance as of December 31, 2022	10,000,000	20,000	31,101,897	1,106,616	(1,708,157)	9,535,827	40,056,183

Balance as of July 1, 2023 (audited)	11,250,000	22,500	34,361,149	1,049,119	(3,785,555)	8,271,589	39,918,802
Appropriations to statutory reserves	-	-	-	74,802	-	(74,802)	-
Foreign currency translation adjustment	-	-	-	-	806,172	-	806,172
Net loss	-	-	-	-	-	(892,461)	(892,461)
Balance as of December 31, 2023	11,250,000	22,500	34,361,149	1,123,921	(2,979,383)	7,304,326	39,832,513

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2023 AND 2022

	2023	2022
Cash Flows from Operating Activities:
Net (loss) income	(892,461)	967,624
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	689,807	852,621
Impairment of inventories	21,795	50,691
Gain on disposal of property, plant and equipment	(28,476)	-
Allowance (Reversal) for bad debts	52,887	(103,137)
Changes in operating assets and liabilities:
Deferred tax	(231,117)	6,094
Accounts receivable	(1,401,648)	6,051,952
Prepayments, other receivables and other assets	(1,781,779)	241,868
Inventory	531,593	3,162,255
Prepaid tax	(292,461)	-
Right-of-use assets	(1,676,402)	398,261
Lease obligation	1,702,724	(351,329)
Accounts payable	(33,228)	(1,036,468)
Other payables and accruals	420,301	(246,357)
Related party balances	(357,619)	(367,464)
Tax payable	(3,428)	210,526
Net Cash provided by (used in) from Operating Activities	(3,279,512)	9,837,137

Cash Flows provided by Investing Activities:
Purchases of property, plant and equipment	(18,526)	(170,037)
Proceeds from sale of property, plant and equipment	101,499	552
Purchase of intangible assets	(17,742)	-
Net Cash provided by (used in) Investing Activities	65,231	(169,485)

Cash Flows from Financing Activities:
Repayment of bank borrowings	(8,220,651)	(11,733,414)
Proceeds from bank borrowings	7,046,172	9,381,680
Net Cash (used by) Financing Activities	(1,174,479)	(2,351,734)

Net (Decrease) Increase in Cash and Cash Equivalents	(4,388,760)	7,315,918

Effect of Exchange Rate Changes on Cash and Cash Equivalents	258,538	(442,375)

Cash, Cash Equivalents and Restricted Cash – Beginning of Period	27,576,622	19,447,451

Cash, Cash Equivalents and Restricted Cash – End of Period	23,446,400	26,320,994

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	(471,955)	(282,979)
Cash paid for income taxes	-	(86,736)